Exhibit 99.3

News

RiT TECHNOLOGIES ENGAGES OFER BENGAL
AS STRATEGIC CONSULTANT

Tel Aviv, Israel – September 1, 2009 – RiT Technologies (NASDAQ: RITT), today announced that it has engaged Mr. Ofer Bengal, RiT’s Founder and first CEO, to lead a new initiative involving its Product and R&D Strategies. Under the terms of the new engagement, Mr. Bengal will serve as a strategic consultant to help RiT’s Management Team fine-tune its long-term strategies for expanding addressable markets and extending RiT’s product portfolio. Mr. Bengal will support the Company’s efforts to minimize the time-to-market of a number of new products and will help RiT penetrate new markets.

Mr. Bengal is a serial entrepreneur and manager for the past 25 years. He served as RiT’s CEO from 1990-2000, after which he founded and managed several companies in the mobile telecom, communications, medical equipment and homeland-security sectors.

Commenting on the news, Mr. Avi Kovarsky, RiT’s President & CEO, said, “We are delighted that Ofer has accepted this challenge. We are confident that the unique combination of experience and knowledge that he brings – his deep understanding of our target markets and management experience, his industry contacts and understanding of our Company – will help us achieve our ambitious goals and succeed with out new product lines, which we believe will position RiT as a strong player in several high-potential markets.”

Mr. Bengal added, “I am pleased to have the opportunity to help the Company’s talented R&D and Product Strategy teams as they move forward in exciting new directions.”

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd.

News

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd.